UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)

Brookfield Property Partners L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 600,997,978*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 600,997,978*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 600,997,978*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 67.5%**
14	Type of Reporting Person
CO

*	This amount includes 451,365,017 redemption-exchange units of Brookfield Property L.P. and 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. See Item 5.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020, (2) 451,365,017 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person and (3) 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 36,452
		8	Shared Voting Power 604,611,424*
		9	Sole Dispositive Power 36,452
		10	Shared Dispositive Power 604,611,424*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 604,647,876*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 67.9%**
14	Type of Reporting Person
CO

*	This amount includes 451,365,017 redemption-exchange units of Brookfield Property L.P. and 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. See Item 5.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020, (2) 451,365,017 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person and (3) 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 3,613,446*
		8	Shared Voting Power 0
		9	Sole Dispositive Power 3,613,446*
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,613,446*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8%**
14	Type of Reporting Person
PN

*	Partners Value Investments LP has sole voting and dispositive power through its 100% owned subsidiary, Partners Value Investments Inc.
**	Based on a total of 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD PROPERTY GROUP HOLDINGS SUB LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 40,048,497*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 40,048,497*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,048,497*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.7%**
14	Type of Reporting Person
CO

*	This amount includes 26,100,760 redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 26,100,760 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD PROPERTY GROUP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 3,036,315*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 3,036,315*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,036,315*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%**
14	Type of Reporting Person
OO

*	Represents shares of Class A Stock of Brookfield Property REIT Inc.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPY I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MANITOBA
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 53,702,050*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 53,702,050*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,702,050*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.0%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 53,702,050 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS GROUP (US) HOLDINGS INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 7,331,926*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 7,331,926*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,331,926*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%**
14	Type of Reporting Person
CO

*	This amount includes 1,906,781 redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 1,906,781 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 60,000,000*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 60,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.1%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 60,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 15,781,724*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 15,781,724*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,781,724*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 15,781,724 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS III L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 51,419,088*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 51,419,088*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,419,088*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.6%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 51,419,088 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS IV L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 60,319,088*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 60,319,088*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,319,088*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 60,319,088 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPGH NEW HLP HOLDINGS LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 18,715,912*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 18,715,912*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,715,912*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.1%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 18,715,912 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG HOLDINGS ALBERTA L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 50,000,000*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 50,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.3%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 50,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG INVESTMENT HOLDINGS L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 8,387,345*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 8,387,345*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,387,345*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 8,387,345 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPG FINANCE INVESTOR L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 71,000,000*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 71,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.0%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 71,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPGUSH L.P. (ONTARIO)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 9,000,000*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 9,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000,000*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.0%**
14	Type of Reporting Person
PN

*	Represents redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 9,000,000 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPY (2013) CORP.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 720,064
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 720,064
11	Aggregate Amount Beneficially Owned by Each Reporting Person 720,064
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%*
14	Type of Reporting Person
CO

*	Based on a total of 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ENGLAND AND WALES
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 75,000
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 75,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.02%*
14	Type of Reporting Person
PN

*	Based on a total of 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPGH SUB INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 22,713,516
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 22,713,516
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,713,516
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.2%*
14	Type of Reporting Person
CO

*	Based on a total of 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD US HOLDINGS INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 69,250,545*
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 69,250,545*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,250,545*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.0%*
14	Type of Reporting Person
CO

*	This amount includes 25,032,269 redemption-exchange units of Brookfield Property L.P.
**

Based on a total of (1) 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020 and (2) 25,032,269 redemption-exchange units of Brookfield Property L.P. owned by the Reporting Person.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BPGUSH NEW SUBCO LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 28,762,898
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 28,762,898
11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,762,898
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.6%*
14	Type of Reporting Person
PN

*	Based on a total of 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD REAL ESTATE PARTNERS (A) SIB L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 9,519,641
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 9,519,641
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,519,641
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%*
14	Type of Reporting Person
PN

*	Based on a total of 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD REAL ESTATE PARTNERS (Q) SIB L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 13,376,929
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 13,376,929
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,376,929
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.1%*
14	Type of Reporting Person
PN

*	Based on a total of 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD REAL ESTATE PARTNERS (K) SIB HOLDINGS L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 7,837,440
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 7,837,440
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,837,440
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.8%*
14	Type of Reporting Person
PN

*	Based on a total of 435,774,610 limited partnership units of the Issuer issued and outstanding as of November 30, 2020.

EXPLANATORY NOTE

This Amendment No. 15 to Schedule 13D (this “Amendment No. 15”) is being filed with respect to the limited partnership units (the “Units”) of Brookfield Property Partners L.P. (the “Issuer” or “BPY”).

Information reported and defined terms used in the original Schedule 13D, as amended to the date hereof (this “Schedule 13D”), remain in effect except to the extent that they are amended or superseded by information or defined terms contained in this Amendment No. 15.

3. Source and Amendment of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented to include the following information:

The description of the Proposal set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

4. Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented to add the following:

On January 3, 2021, Brookfield Asset Management Inc. (“BAM”) submitted a preliminary non-binding letter (the “Proposal Letter”) to the board of directors of the general partner of the Issuer proposing a transaction for BAM to acquire all of the outstanding Units of the Issuer, other than those Units currently held by BAM and its affiliates (the “Proposal”), at a price of $16.50 per Unit. Each unitholder can elect to receive, any of $16.50 in cash, 0.40 class A limited voting shares of BAM (“Brookfield Shares”), or 0.66 BPY preferred units with a liquidation preference of $25 per unit (subject to proration) per unit. Proration will be based on a maximum cash consideration of $2.95 billion (50% of the total value), a maximum of 59.5 million Brookfield Shares and a maximum value of $500 million of BPY preferred units. If unitholders collectively elect to receive in excess of $500 million BPY preferred units, the amount of BPY preferred units can increase to a maximum of $1.0 billion, offset against the maximum amount of Brookfield Shares. The maximum amount of cash consideration would not be affected. A copy of the Proposal Letter is attached hereto as Exhibit 13.

On January 4, 2021, BAM issued a press release (the “Press Release”) announcing the Proposal, a copy of which is attached hereto as Exhibit 14.

The Reporting Persons and their affiliates may at any time, or from time to time, acquire additional Units or dispose of their Units; propose, pursue, or choose not to pursue the Proposal; change the terms of the Proposal, including the price, form of consideration, conditions, or scope of the transaction.

While the Proposal remains under consideration or negotiation by the Issuer and the board of directors of its general partner (including the independent committee), the Reporting Persons and/or their affiliates expect to respond to inquiries from, and negotiate the terms of the Proposal with, the Issuer and the board of directors of its general partner (including the independent committee) or their respective representatives. These negotiations may include changes to the terms of the Proposal, including the consideration. The Reporting Persons do not intend to update additional disclosures regarding the Proposal until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. or Canadian securities laws.

The Proposal Letter provides that it does not create any legally binding obligations and that no such obligations will exist unless and until mutually acceptable definitive documentation has been executed and delivered. No binding obligation on the part of the Reporting Persons or any of their affiliates will arise with respect to the filing of this Amendment No. 15.

Other than as described above and in the Proposal Letter, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they and their affiliates reserve the right to formulate such plans or proposals in the future. If the proposed transaction is not consummated, the Reporting Persons and their affiliates will continue to regularly review and assess their investment in the Issuer and depending on market conditions and other factors may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D. The foregoing descriptions of the Proposal Letter and the Press Release do not purport to be complete and are qualified in their entirety by reference to the Proposal Letter and the Press Release, respectively, filed herewith.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

7. Materials to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to add the following exhibit:

Exhibit 13. Letter to the Board of Directors, dated January 3, 2021.

Exhibit 14. Press Release, dated January 4, 2021.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2021

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Katayoon Sarpash
Name: Katayoon Sarpash
Title: Senior Vice President

PARTNERS LIMITED

By:	/s/ Brian Lawson
Name: Brian Lawson
Title: President

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT INC.

By:	/s/ Leslie Yuen
Name: Leslie Yuen
Title: Director of Finance

BROOKFIELD PROPERTY GROUP HOLDINGS SUB LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPY I L.P., by its general partner, BPY GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS GROUP (US) HOLDINGS INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS I L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS II L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS III L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS IV L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG HOLDINGS ALBERTA L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG INVESTMENT HOLDINGS L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPG FINANCE INVESTOR L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPGUSH L.P. (ONTARIO), by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPGH NEW HLP HOLDINGS LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPGUSH NEW SUBCO LP, by its general partner, BPG HOLDINGS GROUP (US) GP INC.

/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BPY (2013) CORP.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

By:	/s/ Philippa Elder
Name: Philippa Elder
Title: Director and Secretary

BPGH SUB INC.

By:	/s/ Christopher Wong
Name: Christopher Wong
Title: Vice President

BROOKFIELD US HOLDINGS INC.

By:	/s/ Katayoon Sarpash
Name: Katayoon Sarpash
Title: Vice President and Secretary

BROOKFIELD REAL ESTATE PARTNERS (A) SIB L.P., by its general partner, BROOKFIELD REAL ESTATE PARTNERS (A) SIB GP LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD REAL ESTATE PARTNERS (Q) SIB L.P., by its general partner, BROOKFIELD REAL ESTATE PARTNERS (Q) SIB GP LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD REAL ESTATE PARTNERS (K) SIB HOLDINGS L.P., by its general partner, BROOKFIELD REAL ESTATE PARTNERS (K) GP LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD PROPERTY GROUP LLC

By:	/s/ Brett Fox
Name: Brett Fox
Title: Managing Partner